Ocugen, Inc.

5 Great Valley Parkway, Suite 160

Malvern, Pennsylvania 19355

November 1, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:   Gregory Dundas

                                                Attorney Advisor

Re:	Ocugen, Inc.
Registration Statement on Form S-3
Filed October 7, 2019
File No. 333-234127

Dear Mr. Dundas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ocugen, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:30 p.m. Eastern Time on November 5, 2019 or as soon thereafter as practicable.  There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Please contact James W. McKenzie, Jr. of Morgan, Lewis & Bockius LLP at (215) 963-5134 with any questions you may have.  The Company hereby authorizes Mr. McKenzie to orally modify or withdraw this request for acceleration.  In addition, please notify Mr. McKenzie if and when this request for acceleration has been granted.

Very truly yours,

Ocugen, Inc.

By:	/s/ Shankar Musunuri, Ph.D., MBA
Shankar Musunuri, Ph.D., MBA
Chief Executive Officer

cc:        James W. McKenzie, Jr., Morgan, Lewis & Bockius LLP

Jacquelynne M. Hamilton, Morgan, Lewis & Bockius LLP